

ANNUAL REPORT

18160 Cottonwood Rd. #229

Sunriver, OR 97707

www.boxxcorp.com

This Annual Report is dated April 5, 2018

BUSINESS

Corporate Background and General Overview

BOXX, Cor. was formed as a Delaware corporation on May 26th 2015,

for the purposes of finalizing the development of and commercializing the BOXX Scooters.

First concepted in 2009 (as the BOXX), the current prototypes are the result of over 4

years of testing and development by a team of engineers. Further production versions of BOXX Scooters

are expected.

Employees

The Company has no employees other than its sole officer and director, as of the date hereof.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the

best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

BOXX, Corp. has an extensive international patent and trademark portfolio over seven countries which
we describe as our direct markets. All patents and trademarks from our Phase I prototyping program as
issued.

Indebtedness

The Company has no indebtedness.

Previous Offerings

Between July 28, 2017 and September 26, 2017, we sold approximately 3,000 shares of common

stock pursuant to Regulation CF, the proceeds of which have been used for general

working capital to further the production capital raise goals.

RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties. You should

carefully consider the specific factors listed below, together with the other information included in this

offering circular, before purchasing our shares in this offering. If one or more of the possibilities

described as risks below actually occur, our operating results and financial condition would likely suffer

and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment.

The following is a description of what we consider the key challenges and material risks to our business

and an investment in our securities.

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating our business and prospects difficult, and

may increase the risk of your investment.

To date, we have limited revenues. Our products requires significant investment prior to commercial

introduction, and may never be successfully developed or commercially successful.

We may not be able to obtain adequate financing to continue our operations.

The design, manufacture, sale and servicing of our products is a capital-intensive business. We

estimate that we will need to raise an additional approximately $3,000,000 to reach the commercial

production stage. We will need to raise additional funds through the issuance of equity, equity-related,

or debt securities or through obtaining credit from government or financial institutions.

This capital will be necessary to fund ongoing operations, continue research, development, and design efforts, establish sales, improve infrastructure, and make the investments in tooling and manufacturing equipment required to commercially launch our jetpack. There can be no assurance that such financing will be available in sufficient amounts, when and if needed, on acceptable terms or at all.

These conditions raise substantial doubt about our ability to continue as a going concern within one year after the date hereof, without obtaining additional financing. The precise amount and timing of the funding needs cannot be determined accurately at this time, and will depend on a number of factors, including the market demand for our products, the quality of technology development efforts, management of working capital, and continuation of normal payment terms and conditions for purchase of services. We are uncertain whether our cash balances and cash flow from operations will be sufficient to fund our operations for the next twelve months. If we are unable to substantially increase revenues, reduce expenditures, or otherwise generate cash flows for operations, then we will need to raise additional funding to continue as a going concern.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price of our common stock. We face significant barriers in our attempt to produce our jetpack, and if we cannot successfully overcome those barriers, our business will be negatively impacted. We face significant barriers as we attempt to commercially produce our jetpack. We do not yet have a final commercial design, a commercial manufacturing facility or manufacturing processes. Large capital amounts shall be required to design and manufacture such products. In addition, there are long lead times to bring products to market from the concept and design stage, there is a need for specialized design and development expertise, there are regulatory requirements, we must establish a brand name and image and need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful. We face several regulatory hurdles.

Our products will need to comply with many product regulations relating to safety, economy, control, and build standards among others. Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition.

Loss or Destruction of Prototypes

The destruction or loss of our prototypes could be costly and substantially delay the commercialization of our technology and products.

Supply of Components

We have significant reliance on the suppliers of technical components to manufacture our components. While our suppliers (and proposed suppliers) should be able to meet our demand for components, if we were to scale up our operations to commence manufacturing remains to be seen if such suppliers can keep up with our demand. Any failure by suppliers to meet demand, or any requirements for us to source components from an alternative supplier, could hamper growth prospects.

Our success is highly dependent on our current management.

Our success is highly dependent on Eric Vaughn, our founder and Chief Executive Officer, who both created the design and engineering development of our product and company. The loss of his services would have a material adverse effect on our business. We have not obtained any "key man" insurance for either Eric Vaughn.

Risks of Borrowing

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Control by Majority Stockholder

The Company's sole director and majority owner is Eric Vaughn. Investors will not be able to control the management of the Company.

Limited Transferability and Liquidity

Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

Projections: Forward Looking Information

Any projections regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and have not been reviewed by our independent accountants. Such projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

REGULATORY INFORMATION

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

We are considered to be an early stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced.
Our financial statements can be found at Exhibit A, which time the results of our operations are also included.

Operating Results

Based on our forecast, we believe we can operate our business through January 2019, without revenue generation.

Plan of Operations

The Company plans to invest in the further development of BOXX production and our additional range of scooters. The company is currently working on the following key R&D efforts: BOXX Product manufacturing. As of the date of this report, it is difficult to precisely forecast the total funds required to complete this work but we estimate $750,000 - $1,500,000.

We are attempting to achieve the following milestones:

• Securing as per business plan a Joint Venture BOXX Business unit for country wide dealer distribution And volume orders.

• Launching a partnered drop ship retail program with a major company for top end unit sales to production

• Immediate small capital funding to facilitate the above two programs.

• Patents; we are seeking upon immediate capital within 60 days to add patents per business plan into Italy and Spain.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Executive Officers:

Eric Vaughn Chief Executive Officer, Treasurer, Secretary Since inception

PRINCIPAL SECURITY HOLDERS

Name of Holder No. and Class of Securities Now Held % of Voting Power Prior to Offering

Eric Vaughn Meyers 6,800,000 shares of common stock 68%

CF 3,401 shares of common stock .01%

RELATED PARTY TRANSACTIONS

We have not entered into any other related party transactions. Should we enter into an affiliated

transaction in the future, it will be made or entered into on terms that are no less favorable to us than

those that can be obtained from any unaffiliated third party.

Common Stock

Voting Rights.

The holders of the common stock are entitled to one vote for each share held of

record on all matters submitted to a vote of the stockholders.

Dividends.

Subject to preferences that may be granted to any then outstanding preferred stock,

holders of common stock are entitled to receive ratably such dividends as may be declared by the board

of directors out of funds legally available therefor as well as any distributions to the stockholders. The

payment of dividends on the common stock will be a business decision to be made by our board of

directors from time to time based upon the results of our operations and our financial condition and any

other factors that our board of directors considers relevant. Payment of dividends on the common stock

may be restricted by law and by loan agreements, indentures and other transactions entered into by us

from time to time.

Liquidation Rights.

In the event of our liquidation, dissolution or winding up, holders of common

stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the

liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments.

Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no

redemption or sinking fund provisions applicable to the common stock. When issued in accordance with

our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us. What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any

purchaser, for a period of one-year beginning when the securities were issued, unless such

securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by

the purchaser, to a trust created for the benefit of a member of the family of the

purchaser or the equivalent, or in connection with the death or divorce of the

purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to

believe that it meets all of the requirements for filing on Form C and has duly caused this Form

to be signed on its behalf by the duly authorized undersigned, on April 5, 2018.

BOXX CORPORATION



Title: Chief Executive Officer, Chief

Investment Officer, Principal

Financial Officer, Principal

Accounting Officer and Sole

Director

Exhibit A

FINANCIAL STATEMENTS

BOXX, CORP.

FINANCIAL STATEMENTS

(UNAUDITED)

March 11, 2018

AS OF AND FOR THE YEARS ENDED

December 31, 2016 and 2017

I, Eric Vaughn Meyers, the CEO and Principal of BOXX,Corp., hereby certify that the financial statements of BOXX Corp.and notes thereto for the periods ending 12/31/2016 and 12/31/2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. For the year 2017
the amounts reported on our tax returns were total income of $0.00; taxable income of $0.00 and total tax of $0.00

IN WITNESS THEREOF, this Principal Executive Officer Financial Statement Certification has been executed as of the 3/11/2018.

CEO / Principal
3/11/2018

BOXX, Corp.
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 2016 and 2017	4
Statements of Income Operations for the years ended December 31, 2016 and 2017	5
Statements of Cash Flows for the years ended December 31, 2016 and 2017	6
Statements of Stockholders Equity the for years ended December 31, 2016 and 2017	7
Notes to the Financial Statements	8

BOXX, CORP.
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

————————

	2016	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 68.00	$11,060.65
Accounts Receivable	-	-
TOTAL CURRENT ASSETS	68.00	11,060.65
NON-CURRENT ASSETS		
Fixed Assets, Net	0.00	0.00
TOTAL NON-CURRENT ASSETS	0.00	0.00
TOTAL ASSETS	68.00	11,060.65
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	-	-
Federal Income Tax Payable	0.00	0.00
TOTAL CURRENT LIABILITIES	0.00	0.00
TOTAL LIABILITIES	0.00	0.00

SHAREHOLDERS' EQUITY

Preferred Stock,1,000,000 shares authorized, par value $0.0001, 0 is used and outstanding
Common Stock, 9,000,000 shares authorized, par value $0.0001, 6,803,739 is used and

outstanding. Retained Earnings (Deficit)	-	-
TOTAL SHAREHOLDERS' EQUITY	68.00	11,060.65
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 68.00	$ 11,060.65

Unaudited- See accompanying notes


BOXX, CORP.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

_____


	2016	2017
Operating Income		
Sales	$ 0.00	$ 0.00
Cost of Goods Sold	0.00	0.00
Gross Profit	0.00	0.00
Operating Expense		
Payroll	0.00	0.00
Rent	0.00	0.00
Depreciation	0.00	0.00
General & Administrative	0.00	0.00
Advertising	0.00	0.00
	0.00	0.00
Net Income from Operations	0.00	0.00
Provision for Income Tax	0.00	0.00
Net Income	$ 0.00	$ 0.00


Unaudited- See accompanying notes


BOXX, CORP.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

_____

		2016		2017
Cash Flows From Operating Activities				
Net Income (Loss) For The Period	$	0.00	$	0.00
Change in Accounts Receivable		0.00		0.00
Change in Accounts Payable		0.00		0.00
Change in Federal Income Tax Payable		0.00		0.00
Depreciation		0.00		0.00
Net Cash Flows From Operating Activities		0.00		0.00
Cash Flows From Financing Activities				
Distributions to Shareholders		(0.00)		(0.00)
Net Cash From Founders Shares		68.00		10,992.65
Cash at Beginning of Period		68.00		11,060.65
Net Increase (Decrease) In Cash		68.00		10,992.65
Cash at End of Period	$	68.00	$	11,060.65

Unaudited- See accompanying notes

BOXX, CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

_____

		2016		2017
Starting Equity	$	68.00	$	11,060.65
Issuance of Common Stock Shares		6,800,000		6,803,739
Net Income		68.00		10,992.65
Distributions to Shareholders		(0.00)		(0.00)
Ending Equity	$	68.00	$	11,060.65

Unaudited- See accompanying notes

BOXX, CORP.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017 AND 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES
BOXX, Corp. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is newly incorporated with plans to begin product design and engineering of product production.

The Company is conducting an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital to begin product production. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets
The Company's fixed assets consist of product engineered prototypes. The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Revenue
The Company is pre-revenue and has no sales revenues. The Company recognizes revenue when persuasive evidence paid in full product sales and delivery has occurred, for services rendered, the price paid is fixed or determinable and collectability is reasonably assured.

Rent The Company is currently locating a new production facility.

Advertising
 The Company records advertising expenses in the year incurred.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.
The Company is no yet a subject of revenue, income or profit of 2015, 2016, 2017, respectively.

NOTE C- CONCENTRATIONS OF RISK
Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS
Management considered events subsequent to the end of the period but before March 11, 2018, the date that the financial statements were available to be issued.